KID'S BOOK WRITER INC.
409 GRANVILLE STREET, SUITE 1023
VANCOUVER, BC, V6C 1T2

October 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Michael F. Johnson Division of Corporation Finance

Dear Sirs:

Re:	Kid's Book Writer Inc. ("the Company") Preliminary Information Statement on Schedule 14C File No. 000-53376 Filed September 24, 2010

We are the solicitors for the Company.  We refer to your letter of September 30, 2010 addressed to the Company with your comments on the Company's Preliminary Information Statement on Schedule 14C, filed September 24, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Preliminary Information Statement on Schedule 14C filed September 24, 2010

General

1.
Please revise your Information Statement to specifically disclose under Proposal #1 the number of shares of common stock that will be available after giving effect to the increase in authorized shares.  In addition, because the reverse stock split will have the effect of increasing the number of authorized shares of common stock available for issuance, the effect of the reverse stock split should be clearly indicated.  As an example, consider including a table in Proposal #3 showing the total number of shares authorized (after giving effect to Proposal #1), issued and outstanding, authorized and reserved for issuance, and authorized and unreserved both before and after the reverse stock split.

Response:
We have added the following disclosure to Proposal #1:

“After the increase in authorized capital contemplated by this proposal as well as the reverse stock split contemplated by Proposal #3, we will have 3,575,000 shares issued and outstanding and will be authorized to issue a further 296,425,000 shares.”

and

Kid's Book Writer Inc.

The following disclosure to Proposal #3: “After giving effect to this proposal as well as the increase in authorized capital described in Proposal #1, our capital structure will be as follows:

Shares Authorized	300,000,000
Issued and Outstanding	3,575,000
Authorized and Reserved for Issuance	0
Authorized and Unreserved for Issuance	296,425,000

Proposal #3: Consolidation

2.
We note your statement that you anticipate entering into a business combination agreement with a company in the healthcare field.  Please revise your filing to disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Response:
We have added the following disclosure to Proposal #3:

“Though we anticipate entering into a business combination agreement with a company in the healthcare field, we do not currently have any definitive plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.”

Kid's Book Writer Inc.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Hassan Salari
Hassan Salari
President and Director